Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the first quarter of 2020 (ended 31 March 2020). The comparative statistics of the Group for the first quarter of 2019 (ended 31 March 2019) are also disclosed in this announcement.

The board of directors (the “Board”) of CNOOC Limited (the “Company”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the first quarter of 2020 (ended 31 March 2020). The comparative statistics of the Group for the first quarter of 2019 (ended 31 March 2019) are also disclosed in this announcement.

The Company achieved a total net production of 131.5 million barrels of oil equivalent (“BOE”) for the first quarter of 2020, representing an increase of 9.5% year over year (“YoY”). Production from China increased by 9.7% YoY to 87.1 million BOE, mainly attributable to commencement of new projects and the acquisition of China United Coalbed Methane Corporation Limited (“CUCBM”). Overseas production increased by 9.0% YoY to 44.5 million BOE, mainly due to production contribution from new projects including Egina oilfield in Nigeria and Appomattox oilfield in the US Gulf of Mexico.

For the first quarter of 2020, the Company made two new discoveries and drilled 21 successful appraisal wells. In offshore China, Kenli 6-1 oil and gas bearing structure was successfully appraised and became the first large-sized oilfield in Laibei lower uplift, which further proved the huge exploration potential of the Neogene lithologic reservoir in Laizhou Bay. In Guyana, the sixteenth new discovery of Uaru was made in the Stabroek block.

For the new projects planned to commence production this year, Liza oilfield phase 1 in Guyana has commenced production ahead of schedule in December 2019, and other projects progressed as scheduled.

The unaudited oil and gas sales revenue of the Company reached approximately RMB 39.95 billion for the first quarter of 2020, representing a decline of 5.5% YoY, mainly due to the combined effect of lower realised oil price and increased oil and gas sales volume. During the period, the Company’s average realised oil price decreased 19.3% YoY to US$49.03 per barrel, which was in line with the trend of international oil prices. The Company’s average realised gas price was US$6.38 per thousand cubic feet, representing a decrease of 7.3% YoY, primarily due to the declined gas price in North America.

For the first quarter of 2020, the Company's capital expenditure reached approximately RMB 16.90 billion, up 20.1% YoY as a result of the increased workloads.

Under the current low oil price environment, the Company has adjusted its operating strategy promptly and implemented more prudent investment decision-making to ensure its long-term sustainable development. The Company has reduced its annual net production target for 2020 from 520-530 million BOE to 505-515 million BOE and total capital expenditures for 2020 from RMB 85-95 billion to RMB 75-85 billion.

First Quarter and Year-to-Date Net Production Summary (Unaudited)

	2020						2019
	Q1			YTD			Q1			YTD
	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total
	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)
China
Bohai	41.2	14.0	43.6	41.2	14.0	43.6	38.7	15.0	41.2	38.7	15.0	41.2
Western South China Sea	9.9	37.4	16.4	9.9	37.4	16.4	9.5	26.3	14.0	9.5	26.3	14.0
Eastern South China Sea	18.6	35.7	24.6	18.6	35.7	24.6	16.9	34.6	22.7	16.9	34.6	22.7
East China Sea	0.6	4.9	1.4	0.6	4.9	1.4	0.4	4.6	1.2	0.4	4.6	1.2
Onshore	-	6.9	1.1	-	6.9	1.1	-	1.6	0.3	-	1.6	0.3
Subtotal	70.3	98.9	87.1	70.3	98.9	87.1	65.5	82.2	79.3	65.5	82.2	79.3
Overseas
Asia (excluding China)	2.3	13.5	4.7	2.3	13.5	4.7	2.9	13.5	5.2	2.9	13.5	5.2
Oceania	0.3	7.6	1.8	0.3	7.6	1.8	0.1	3.9	0.9	0.1	3.9	0.9
Africa	9.8	-	9.8	9.8	-	9.8	8.9	-	8.9	8.9	-	8.9
North America (excluding Canada)	6.9	13.7	9.2	6.9	13.7	9.2	5.2	11.9	7.2	5.2	11.9	7.2
Canada	6.6	0.04	6.6	6.6	0.04	6.6	6.2	1.3	6.4	6.2	1.3	6.4
South America	4.0	13.2	6.3	4.0	13.2	6.3	2.9	13.9	5.3	2.9	13.9	5.3
Europe	5.9	1.0	6.0	5.9	1.0	6.0	6.6	1.3	6.9	6.6	1.3	6.9
Subtotal	35.8	49.0	44.5	35.8	49.0	44.5	32.8	45.9	40.8	32.8	45.9	40.8
Total*	106.2	147.9	131.5	106.2	147.9	131.5	98.3	128.1	120.1	98.3	128.1	120.1

* Including our interest in equity method investees, which is approximately 5.0 mmboe in Q1 2020 and approximately 5.1 mmboe in Q1 2019.

First Quarter and Year-to-Date Revenue and Capital Expenditures (Unaudited)*

	RMB (millions)					US$ (millions)
	2020		2019		2020		2019
	Q1	YTD	Q1	YTD	Q1	YTD	Q1	YTD
Sales Revenue
Crude and liquids	33,984	33,984	36,787	36,787	4,872	4,872	5,466	5,466
Natural gas	5,964	5,964	5,464	5,464	855	855	812	812
Marketing revenue, net	266	266	682	682	38	38	101	101
Others	1,365	1,365	1,474	1,474	196	196	219	219
Total	41,579	41,579	44,407	44,407	5,961	5,961	6,598	6,598

Capital Expenditures
Exploration	3,432	3,432	3,284	3,284	492	492	488	488
Development	10,110	10,110	8,036	8,036	1,449	1,449	1,194	1,194
Production	3,222	3,222	2,571	2,571	462	462	382	382
Others	136	136	185	185	20	20	27	27
Total	16,900	16,900	14,076	14,076	2,423	2,423	2,091	2,091

* Capitalised interests were not included. Capitalised interests for Q1 2020 and Q1 2019 were RMB699 million and RMB784 million, respectively.

For the purpose of this announcement, certain comparative financial data for the first quarter of 2019 have been restated as a results of the acquisition of CUCBM. Unless otherwise indicated, an exchange rate of US$1 = RMB6.9750 has been used for the financial data of the first quarter of 2020, and an exchange rate of US$1 = RMB6.7303 has been used for the financial data of the first quarter of 2019, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 29 April 2020

As at the date of this announcement, the Board comprises: Executive Directors Xu Keqiang Hu Guangjie	Non-executive Director Wang Dongjin (Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong

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